EXHIBIT 11.18

EXFO INC. (« EXFO », « Company »)

Policy Regarding Conflict Minerals

EXFO Inc. and its affiliates aim for the highest standards of ethical conduct and integrity in all areas of its activities.

Some product components used in our industry depend on certain minerals, such as gold, tin, tantalum and tungsten. Certain countries of the central African region, including the Democratic Republic of Congo (“DRC”) and several surrounding countries, are mining some of those minerals extensively. What makes these minerals particularly controversial is their prominence in eastern DRC, as well as their role in feeding ongoing hostilities in the region and the continuing instability, violence and human rights abuses that affect the region, hence the designation “Conflict Minerals”.

As gold, tantalum, tin and tungsten may be necessary to the functionality or production of our products, EXFO is committed to sourcing materials from environmentally and socially responsible suppliers. It is our policy not to purchase from known-conflict sources and we expect our suppliers to abide by the same standard. Since mineral mining and smelting are several steps away from our final product manufacturing, it is extremely difficult to trace the origin of minerals. Additionally, minerals may be smelted together with recycled materials, making it impossible to ascertain the true source.

Understanding the complexity of this challenge, EXFO has adopted the Electronics Industry Citizenship Coalition (EICC) Standard Conflict Minerals reporting format, and we request our suppliers to use the same format when reporting their supply chain status to us. As part of our review of the Conflict Minerals reports that we receive from our suppliers, named smelters are cross-checked against the list of known smelters as well as the Conflict-Free Smelter list published by EICC (http://www.responsiblemineralsinitiative.org/).

As a publicly traded company with shares listed on a US exchange, EXFO complies with the Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 1502 and the implementation guidelines published by the Securities and Exchange Commission (SEC), which require supply chain reporting and reasonable due diligence with respect to the sourcing of Conflict Minerals and their conflict-free status. EXFO supports its customers’ efforts to reach the common goal of ensuring a socially and environmentally responsible supply chain.

/s/ Luc Gagnon
Luc Gagnon
Vice President, Manufacturing Operations and Customer Service
EXFO Inc.

January 9, 2013 (updated on December 12, 2018)